# SEC Schedule 13G/A (Amendment No. 125) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ituran Location and Control LTD, CIK 0001337117
CUSIP: M6158M104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3 Hashikma Street, Azour, Israel (L3), 58001
Date of event which requires filing of this statement: 02/28/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001556785-24-000018
Filed by CIK 0001556785

## Reporting persons
- Vulcan Value Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 795,275; shared voting power 0; sole dispositive power 795,275; shared dispositive power 0; aggregate amount beneficially owned 795,275 (4% of the class)
  Comment: An investment adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Vulcan Value Partners, LLC as a registered investment adviser. All of the securities covered by this report are owned legally by Vulcan Value Partners, LLC's investment advisory clients and none are owned directly or indirectly by Vulcan Value Partners, LLC. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Vulcan Value Partners, LLC is the beneficial owner of any of the securities covered by this statement.
- C.T. Fitzpatrick: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Alabama (AL); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: This statement is also being filed by Mr. C. T. Fitzpatrick, Chief Investment Officer/Principal of Vulcan Value Partners, LLC in the event that he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Fitzpatrick and/or members of his immediate family own 15,091 shares of the securities covered by this statement for his or their own accounts, in a managed account over which Vulcan Value Partners, LLC serves as the investment adviser. Vulcan Value Partners, LLC exercises voting and dispositive power over such account. Mr. Fitzpatrick and/or members of his immediate family may also hold shares of the registered investment companies to which Vulcan Value Partners, LLC serves as investment adviser, which may hold shares of the securities covered by this statement. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Fitzpatrick is the beneficial owner of any of the securities covered by this statement.

## Item 1. Issuer
Name of issuer: Ituran Location and Control LTD
Address of issuer's principal executive offices: 3 Hashikma Street Azour 58001 Israel

## Item 2. Person Filing
Name of person filing:
Vulcan Value Partners, LLC
Mr. C.T. Fitzpatrick
Address of principal business office or, if none, residence:
Three Protective Center, 2801 Highway 280 South
Suite 300
Birmingham, AL 35223
Citizenship:
Vulcan Value Partners, LLC - a Delaware limited liability company
Mr. C.T. Fitzpatrick - U.S. Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 795,275
Percent of class: 4.00%
Sole power to vote or to direct the vote: 795,275
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 795,275
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vulcan Value Partners, LLC: Joshua Jones, Joshua Jones, Chief Compliance Officer (03/05/2025)
- C.T. Fitzpatrick: Joshua Jones on Behalf of C.T. Fitzpatrick, Joshua Jones, Chief Compliance Officer (03/05/2025)